SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                         For the month of  April ,  2004 .
                                          -------   -----

                              HILTON RESOURCES LTD.
                     --------------------------------------
                 (Translation of registrant's name into English)

 #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, Canada
--------------------------------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                     Form 20-F    X     Form 40-F
                              -------               --------

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______


Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                       Yes            No       X
                            --------       ----------

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____________



                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.


                                              Hilton Resources Ltd.
                                              (Registrant)

Date  April 05, 2004                          By /s/ Nick DeMare
     --------------------------               -----------------------------
                                              (Signature)
                                              Nick DeMare, President & CEO


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                                  FORM 53-901F

                             MATERIAL CHANGE REPORT

                      SECTION 85(1) OF THE SECURITIES ACT,
                 BRITISH COLUMBIA (THE "BRITISH COLUMBIA ACT")
        SECTION 118(1) OF THE SECURITIES ACT, ALBERTA (THE "ALBERTA ACT")
   SECTION 80(1) OF THE SECURITIES ACT, SASKATCHEWAN (THE "SASKATCHEWAN ACT")


1.       REPORTING ISSUER

         The full name of the Issuer is HILTON RESOURCES LTD. (formerly Hilton Petroleum Ltd.) (the "Issuer"). The address and telephone number of the principal office in Canada of the Issuer is as follows:

         #1305 - 1090 West Georgia Street
         Vancouver, British Columbia   V6E 3V7
         Phone: (604) 685-9316

2.       DATE OF MATERIAL CHANGE

         April 5, 2004

3.       PRESS RELEASE

         The press release was released on April 5, 2004 through various approved public media and filed with the TSX Venture Exchange and the British Columbia, Alberta and Saskatchewan Securities Commissions.

4.       SUMMARY OF MATERIAL CHANGE(S)

         See attached press release for details.

5.       FULL DESCRIPTION OF MATERIAL CHANGE

         See attached press release for details.

6. RELIANCE ON SECTION 85(2) OF THE BRITISH COLUMBIA ACT AND SECTION 118(2) OF THE ALBERTA ACT

         Not Applicable

7.       OMITTED INFORMATION

         Not Applicable


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                                      - 2 -




8.       OFFICER

         The following officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the following telephone number:

         Nick DeMare,
         President
         Phone: (604) 685-9316

9.       STATEMENT OF OFFICER

         The foregoing accurately discloses the material change referred to herein.

DATED at Vancouver, British Columbia, this 7th day of Arpil, 2004.



                                                         /s/ Nick DeMare
                                                         -----------------------
                                                         Nick DeMare, President

                              HILTON RESOURCES LTD.

      #1305 - 1090 West Georgia Street Vancouver, British Columbia, V6E 3V7
                    Phone: (604) 685-9316 Fax: (604) 683-1585
                       Website: www.hiltonresourcesltd.com
                          TSX Venture: HPM OTCBB: HPMOF

--------------------------------------------------------------------------------

NEWS RELEASE                                                       APRIL 5, 2004


                           HILTON RESOURCES IDENTIFIES
                 NEW VEIN SYSTEM ON EL NAYAR PROPERTY IN MEXICO

VANCOUVER, CANADA - HILTON RESOURCES LTD. (TSXV-HPM AND OTCBB-HPMPF) Mr. Nick DeMare, President, is pleased to advise that during the current work program on El Nayar, a significant new vein system ("El Norte") has been identified, in addition to the historical workings of the La Castellana and Buenavetura mines. There are now three major vein and stockwork systems indicated by surface outcrops in the area of the historic La Castellana Mine. Two of the vein systems, La Castellana and Buenaventura, have been tested by historical underground workings.

The new veins are in areas that have shallow prospect pits or very small adits along a strike length of 390 meters. The new El Norte vein system of breccias, stockworks and quartz veins has now been mapped over a vertical height of 200 plus meters. Initial surface mapping and sampling is being conducted and it is anticipated that the results of the first of two sample batches should be available from the laboratory shortly.

All the areas of known mineralization, and the newly discovered El Norte vein system, are located well within the limits of mining exploration concessions or claims completely optioned by the Company. The Company has the option to acquire 100 % of the El Nayar project area.

This is the first phase of the $150,000 (U.S.) exploration program comprised of surface geological mapping and sampling, followed by a 1,000 meter drilling program. The next phase of the current work program, which will start immediately, is the commencement of road work, that will open up the steep hillsides and expose the full width of the veins, stockworks and breccias. This will allow access for taking further bulk channel samples and prepare for the drilling program.

ON BEHALF OF THE BOARD                           INVESTOR INFORMATION CONTACT:
                                                 Des O'Kell at 1-888-303-3361 or
/s/ NICK DEMARE                                  email:   des@elandjennings.com
----------------------
Nick DeMare, President

WEBSITE: www.hiltonresourcesltd.com

FORWARD LOOKING STATEMENTS

This Company Press Release contains certain "forward-looking" statements and information relating to the Company that are based on the beliefs of the Company's management as well as assumptions made by and information currently available to the Company's management. Such statements reflect the current risks, uncertainties and assumptions related to certain factors including, without limitations, competitive factors, general economic conditions, customer relations, relationships with vendors and strategic partners, the interest rate environment, governmental regulation and supervision, seasonality, technological change, changes in industry practices, and one-time events. Should any one or more of these risks or uncertainties materialize, or should any underlying assumptions prove incorrect, actual results may vary materially from those described herein.

          The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or the accuracy of this release.
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